O’Melveny & Myers LLP Yin Tai Centre, Office Tower 37th Floor No.2 Jianguomenwai Avenue Beijing 100022	T: +86 10 6563 4200 F: +86 10 6563 4201 omm.com

September 30, 2019

Mr. Charles Eastman

Mr. Robert S. Littlepage

Joshua Shainess, Esq.

Celeste M. Murphy, Esq.

Division of Corporation Finance

Office of Telecommunications

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Eastman, Mr. Littlepage, Mr. Shainess and Ms. Murphy:

Re:   Aesthetic Medical International Holdings Group Limited (CIK No. 0001757143) Response to the Staff’s Comment on the Draft Registration Statement on Form F-1 Confidentially Submitted on December 7, 2018 and as Lastly Amended on September 3, 2019

On behalf of our client, Aesthetic Medical International Holdings Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated September 13, 2019 on the Company’s amendment No. 3 confidentially submitted on September 3, 2019 (the “Amendment No. 3”) to the draft registration statement on Form F-1 confidentially submitted on December 7, 2018 (the “Draft Registration Statement”). The Staff’s comment is repeated below in bold and is followed by the Company’s response.

Concurrently with the submission of this letter, the Company is submitting its filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission for the Staff’s review pursuant to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The Company also included other recent developments in the Registration Statement.

To facilitate the Staff’s review, we separately delivered to the Staff five courtesy copies of the Registration Statement, marked to show changes to the Amendment No. 3.

Century City • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

In accordance with the JOBS Act and the Fixing America’s Surface Transportation Act, the Company is, concurrently with the Registration Statement, filing the Draft Registration Statement on Form F-1 and all the amendments thereto that were previously submitted for the Staff’s confidential review, and plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show no earlier than 15 days after the date hereof. The Company would appreciate the Staff’s timely support to the Company in meeting the proposed timetable for the offering.

Amendment No. 3 to Draft Registration Statement on Form F-1

Financial Statements

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income, page F-90

1.              We note the pro forma earnings per share disclosure on page F-103. Please present on the face of your historic interim period income statement, pro forma earnings per share to give effect to the conversion of the Series A preferred shares.

The Company respectfully noted the Staff’s comment and revised page F-90 in response.

*                                                                                         *                                                                                         *

If you have any questions regarding the Registration Statement, please contact the undersigned by telephone at +86 10 6563 4261 or via e-mail at kgeng@omm.com, Ye Sun, by telephone at or via email at +86 10 6563 4256 or via email at ysun@omm.com, or Ricky Shin, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +852 2289 1356 or via email at ricky.w.shin@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Ke Geng
Ke Geng

Enclosures.

cc:                                Dr. Pengwu Zhou, Chairman and Chief Executive Officer of the Company

Mr. Guanhua Wu, Chief Financial Officer of the Company

Ye Sun, Esq., Counsel, O’Melveny & Myers LLP

Mr. Ricky Shin, Partner, PricewaterhouseCoopers Zhong Tian LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP